

August 13, 2018

Via E-mail

Kelley D. Parker, Esq.
Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, NY 10019

> **Re:** **Perry Ellis International, Inc.**
> **Amended Schedule 13E-3**
> **Filed August 3, 2018 by Perry Ellis International Inc. et al.**
> **File No. 005-48707**
>
> **Revised Preliminary Proxy on Schedule 14A**
> **Filed August 3, 2018**
> **File No. 000-21764**

Dear Ms. Parker:

We have reviewed the above-referenced filings and have the following comments.

Amended Schedule 13E-3

1. We note that you have requested confidential treatment for Exhibits (c)(8) and (c)(9). We will provide comments on your requests separately.

Revised Preliminary Proxy Statement

Background of the Merger, page 18

2. We note your response to prior comment 5 and the revised disclosures on page 22. Please revise your disclosures on page 22 to satisfy the requirements of Item 1015(b)(6) of Regulation M-A concerning:

    (i) AlixPartners' findings/recommendations;

    (ii) AlixPartners' basis for and methods for arriving at those findings/recommendation and

    (iii) any instructions or limitations on the investigation issued by the Special Committee to AlixPartners concerning its work.

In addition, reconcile your disclosure that the Special Committee engaged AlixPartners "on a non-reliance basis" with your disclosure in the same paragraph that the Special Committee's determination was "based on the analysis performed by AlixPartners." Clarify whether the Special Committee's based its determination concerning use of the projections on any factors other than the analysis performed by AlixPartners. File all AlixPartners' reports as exhibits. Refer to Item 1016(c) of Regulation M-A.

3. With reference to prior comment 1, please further revise your disclosure on page 37 to identify AlixPartners as the provider of a report, opinion, or appraisal materially related to the transaction. In this regard, your disclosure on page 22 indicates that AlixPartners' analysis impacted the Special Committee's determination to use managements' forecasts, which in turn impacted PJ Solomon's fairness opinion concerning the transaction.

Recommendation of the Special Committee and Our Board of Directors, page 45

4. We refer to prior comment 9 and note your revised disclosure on page 47 stating that the Special Committee expressly adopted the fairness advisor's opinion and presentation. Please revise to clarify whether the Board of Directors also expressly adopted these same reports.

5. We reissue prior comment 10, in which we asked for revisions to your disclosure. While PJS may have addressed a broader set of security holders, the filing persons are required to address a narrower set of security holders. The affiliates included within the security holders considered by PJS have different interests than those required to be addressed by Schedule 13E-3 and thus the filing persons must explain, given their adoption of the PJS analyses and conclusion, how their fairness determination as to the narrower set of security holders can be properly supported by reliance on an opinion that does not address the same security holders.

6. We reissue prior comment 12. Please revise this section to describe what, if any, consideration the special committee and board of directors gave to the referenced results in their evaluation of the PJS analyses and opinion.

Projected Financial Information, page 69

7. We reissue prior comment 20. We are unable to locate a discussion of the assumptions made in preparing, and limiting factors applied to, the financial projections. Your revisions in response to our prior comment are generic.

Please contact Joseph McCann at (202) 551-6262 or me at (202) 551-3619 if you have any questions regarding our comments.

Sincerely,

/s/ Daniel F. Duchovny

Daniel F. Duchovny
Special Counsel
Office of Mergers & Acquisitions